Exhibit 99.1

FOR IMMEDIATE RELEASE

Indivior Reaches Agreement with End Payor Class

to Resolve Their Antitrust Multi-District Litigation Claims

Richmond, VA, August 21, 2023 – Indivior PLC (LSE/Nasdaq: INDV), a leading addiction treatment company, announced that its subsidiary, Indivior Inc. (the “Company”), has reached an agreement (“Agreement”) to resolve the claims brought by the end payor class of litigants (“the End Payor Claimants”) in the In re Suboxone Antitrust Litigation multi-district litigation (“MDL”). The Agreement marks the resolution of the End Payor Claimants’ claims against the Company in the MDL. The Agreement is subject to initial approval by the United States District Court for the Eastern District of Pennsylvania (the “Court”), a notice period, participation by an appropriate number of end payors and final approval of the Court.

As part of the Agreement, the Company expects to pay $30 million to the End Payor Claimants. The settlement amount is in line with the current provision of $188 million for the MDL. Once the Agreement is approved and entered by the Court, the final settlement amount will be recorded against the $188 million provision. Payment into an escrow account for the benefit of the End Payor Claimants is expected to be made in September of 2023, and funded from the Company’s existing cash balance.

“We remain focused on helping those suffering from substance use disorders and mental illness,” said Mark Crossley, Chief Executive Officer. “Resolving these legacy legal matters at the right value helps us further our mission for patients and creates greater certainty for our stakeholders.”

As set out in the Company’s half year report on July 27, 2023, the Company continues to prepare for trial on October 30, 2023, in relation to the remaining claims of the direct purchaser class while at the same time exploring the possibility of settlement at the right value with this class.

Important Cautionary Note Regarding Forward-Looking Statements

This news release contains certain statements that are forward-looking. Forward-looking statements include, among other things, statements regarding expected court approval of the settlement, the expected timing of settlement payments, the ultimate cost to resolve certain legacy litigation matters including the MDL; and other statements containing the words “believe”, “anticipate”, “plan”, “expect”, “intend”, “estimate”, “forecast,” “strategy,” “target,” “guidance,” “outlook,” “potential”, “project”, “priority,” “may”, “will”, “should”, “would”, “could”, “can”, “outlook,” “guidance”, the negatives thereof, and variations thereon and similar expressions. By their nature, forward-looking statements involve risks and uncertainties as they relate to events or circumstances that may or may not occur in the future.

Actual results may differ materially from those expressed or implied in such statements because they relate to future events. Various factors may cause differences between Indivior’s expectations and actual results, including, among others, that the Agreement is approved by the Court initially and finally and that an appropriate number of end payors participate in the settlement; the material risks described in the most recent Indivior PLC Annual Report and in subsequent releases; the substantial litigation and ongoing investigations to which we are or may become a party; our reliance on third parties to manufacture commercial supplies of most of our products, conduct our clinical trials and at times to collaborate on products in our pipeline; our ability to comply with legal and regulatory settlements, healthcare laws and regulations, requirements imposed by regulatory agencies and payment and reporting obligations under government pricing programs; risks related to the manufacture and distribution of our products, some of which are controlled substances; market acceptance of our products as well as our ability to commercialize our products and compete with other market participants; the uncertainties related to the development of new products, including through acquisitions, and the related regulatory approval process; our dependence on a small number of significant customers; our ability to retain key personnel or attract new personnel; our dependence on third-party payors for the reimbursement of our products and the increasing focus on pricing and competition in our industry; unintended side effects caused by the clinical study or commercial use of our products; our use of hazardous materials in our manufacturing facilities; our import, manufacturing and distribution of controlled substances; our ability to successfully execute acquisitions, partnerships, joint ventures, dispositions or other strategic acquisitions; our ability to protect our intellectual property rights and the substantial cost of litigation or other proceedings related to intellectual property rights; the risks related to product liability claims or product recalls; the significant amount of laws and regulations that we are subject to, including due to the international nature of our business; macroeconomic trends and other global developments; the terms of our debt instruments, changes in our credit ratings and our ability to service our indebtedness and other obligations as they come due; changes in applicable tax rate or tax rules, regulations or interpretations; and our ability to realize our deferred tax assets.

Forward-looking statements speak only as of the date that they are made and should be regarded solely as our current plans, estimates and beliefs. Except as required by law, we do not undertake and specifically decline any obligation to update, republish or revise forward-looking statements to reflect future events or circumstances or to reflect the occurrences of unanticipated events.

About Indivior

Indivior is a global pharmaceutical company working to help change patients’ lives by developing medicines to treat addiction and serious mental illnesses. Our vision is that all patients around the world will have access to evidence-based treatment for the chronic conditions and co-occurring disorders of substance use disorder (SUD). Indivior is dedicated to transforming SUD from a global human crisis to a recognized and treated chronic disease. Building on its global portfolio of OUD treatments, Indivior has a pipeline of product candidates designed to both expand on its heritage in this category and potentially address other chronic conditions and co-occurring disorders of SUD, including alcohol use disorder and cannabis use disorder. Headquartered in the United States in Richmond, VA, Indivior employs more than 1,000 individuals globally and its portfolio of products is available in 39 countries worldwide. Visit www.indivior.com to learn more. Connect with Indivior on LinkedIn by visiting www.linkedin.com/company/indivior.

Media Contacts:

US Media:

Cassie France-Kelly

Vice President, Communications

Indivior PLC

Tel: 804-724-0327

UK Media:

Teneo

Tel: +44 207-353-4200

Investors and Analysts:

Jason Thompson

Vice President, Investor Relations

Indivior PLC

Tel: 804-402-7123

Tim Owens

Director, Investor Relations

Indivior PLC

Tel: 804-263-3978

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